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Exhibit 99.1

        In the United States, Gold Fields Limited ("Gold Fields") will file a Solicitation/Recommendation Statement with the US Securities and Exchange Commission (the "SEC") on Schedule 14D-9 following commencement of a tender offer within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934 and holders of the Ordinary Shares and American Depositary Shares are advised to read it when it becomes available as it will contain important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields will be available free of charge on the SEC's website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (which will include a preliminary prospectus) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC's website.

        This presentation contains forward-looking statements with respect to Gold Fields' financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this presentation that are not historical facts are "forward-looking statements".

        These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this presentation are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this presentation and Gold Fields' Annual Report on Form 20-F for the financial year ended June 30, 2003.

        Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: the success of the proposed merger with IAMGold Corporation; overall economic and business conditions in South Africa, Ghana, Australia and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions; the success of exploration and development activities; decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions; availability, terms and deployment of capital; changes in relevant government regulations, particularly environmental regulations and potential new legislation affecting mining and mineral rights; fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies; and political instability in South Africa, Ghana and regionally.

        Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events.

Final Transcript

Conference Call Transcript

GFI—Gold Fields Limited Response to Harmony's Hostile Takeover Attempt, Call 1

Event Date/Time: Oct. 19. 2004 / 4:00AM ET
Event Duration: N/A

CORPORATE PARTICIPANTS

Willie Jacobsz
Gold Fields Limited—IR

Ian Cockerill
Gold Fields Limited—CEO

CONFERENCE CALL PARTICIPANTS

Alan Cooke
Medcore Securities—Analyst

Terence Ortslan
Analyst

Peter Townsend
Analyst

Reginald Dimana
BJM Securities—Analyst

Lee Dunlop
Cargill Investor Services—Analyst

Puto Agari
UBS—Analyst

Thomas Nienaber
Lehman Brothers—Analyst

Moneed Ishmael
Deutsche Securities—Analyst

Leon Esterhuizen
Investec Securities—Analyst

Patrice Rassou
Old Mutual—Analyst

Steve Shepherd
JP Morgan—Analyst

Dave Kiloleet
Medcore Securities—Analyst

Duzi Nuruzu
Talita—Analyst

PRESENTATION

Willie Jacobsz—Gold Fields Limited—IR

        Ladies and gentlemen, thank you very much for joining us on this teleconference call this morning. Sorry that it has taken a bit of time to get it going, but apparently the queue for people who want to get on to the call is very long.

        We thought it would be appropriate now that everybody has had the opportunity to digest the initial news to have this conference call, in which we intend to again state the Gold Fields' position and also to clear up some of the noise, which has accompanied the Harmony announcement yesterday.

        The Chief Executive of Gold Fields Limited, Ian Cockerill, is going to make a brief introductory statement, after which we will be taking questions. I now hand over to Ian Cockerill.

Ian Cockerill—Gold Fields Limited—CEO

        Good morning everybody and thank you for your attendance at such short notice. You have obviously all seen the Harmony offer yesterday and I hope that you have also seen the response that has been issued on behalf of the Gold Fields Board last night. That went out on Sens today—earlier today.

        But for those of you who haven't seen it, just to recap, Gold Fields is treating this offer by Harmony as a hostile takeover attempt with a negligible premium and definitely not as a friendly merger. And I would like to touch briefly on some of the considerations that have led us to oppose this offer.

        Firstly, based on the Board of Gold Fields' perception of relative fundamental value, the proposed exchange ratio vastly overvalues Harmony's asset contribution to any potential combination.

        The implied premium in the proposal, based on the closing price of Gold Fields' ADRs in New York on Friday, was 7 percent and not the 29 percent as implied by Harmony. The 29 percent is the result of using the closing price of Harmony on Friday against our 30-day view on it. Normally it would be appropriate in the case of a hostile premium to look at the closing prices of shares on the day prior to the announcement of a hostile bid.

        Also, if one looks at the implied premium based on current trading levels, the bid is actually even lower or the premium is even lower, and it's about 2.5 percent.

        Secondly, Harmony has stated that its proposal is going to be subject to Gold Fields not proceeding with the proposed merger of its international assets with IAMGold. Now the Board of Gold Fields continues to firmly believe that the IAMGold transaction is in the best interests of shareholders as it provides an international platform for aggressive growth, but importantly with full access to international debt and capital markets.

        What it also does is unlocks the intrinsic value of Gold Fields' international assets and places control of this global growth vehicle, Gold Fields International, firmly in South African hands. Because with a 70 percent stake or ownership in Gold Fields International, management control as well as the majority seats on the Board and the control of cash flow, I think that in itself shows that this is a company which is well in the hands of South Africans.

        The feed through value of Gold Fields' international assets has increased by more than $500m from the announcement of the IAMGold transaction on August 11 to the close on Friday. And so to suggest that there has been value leakage, I think is entirely incorrect.

        We acquired IAMGold through a reverse takeover and paid only an 11.2 percent premium for control of that company. We received IAMGold's higher priced North American Paper in return for our international assets. We've also ended up owning 70 percent of this new combined entity.

        Prior to that transaction, our international assets were valued at 1.1 times NAV and that is a figure that was quoted in our presentation, and those were figures that came from RBC.

        And this is one of the reasons why we want to do this transaction, to unlock the value that we believe was not being attributed to us in our share price.

        We injected our assets on an NAV-to-NAV basis in return for highly rated stock, which instantly valued our assets at 1.7 times NAV. And if I refer you back to the presentation on August 11, then you will see that the international peer group that we rated Gold Fields International against had a 1.6 times NAV.

        Now when this transaction was announced, the feed through value of our international assets was just over $2b, which—and the implied market capitalization of Gold Fields' international assets as of the close of business on Friday 15 was $2.8b. And I think that clearly demonstrates that on a feed through basis there has been value accretion from this transaction and not value destruction, as this has been described.

        The other point that I would like to make is the comment about 'Gold Fields has placed its South African assets in harvest mode.' This is a complete distortion of the facts.

        Over the last year Gold Fields has spent ZAR870m in CapEx in our South African operations, and over the past 5 years we have spent ZAR4.8b on our South African assets to complete essentially the main long life shafts, modernizing its metallurgical facilities and having a very extensive development program. We also potentially have ZAR10b worth of capital development projects in the South African pipeline alone. I might add that last year Harmony spent only ZAR600m for their whole operations.

        We've continued with our development strategy at all of our operations to build ore reserve flexibility. When I arrived in this Group, we had a drop-down line anywhere between 6 to 12 months of ore reserves at our key shafts. In my mind that was clearly unsustainable and unacceptable. With the build up in development that has taken place over the last 4 to 5 years, we now find ourselves in the position where South African mines have, in aggregate, 20 months of developed ore reserves at all of our principal shafts. So to say that we are not developing our ore bodies is also a complete distortion.

        In South Africa, we are also investing upwards of ZAR130m a year in training and development of our people. All this we are doing whilst we have our eyes firmly on cost control. Our Rand per kilogram cash cost performance over the past year has been flat, whilst that of Harmony's has been on a rising trajectory.

        Our South African cash cost is ZAR73,000 for the kilogram at the end of the financial year, in line with what it was at the beginning of the 2004 financial year. And over the past few months we have demonstrated to the market how we are going to get below ZAR70,000 per kilogram. That's the Project 500 that we articulated in our Analysts' Day here in Johannesburg in May, as well as repeated in London in early September.

        However, the focus is not simply on cost reduction. We believe that profitability comes from equal focus on the revenue line. Our strategy is therefore not focused solely on cost reduction, but a balanced focus on cost management as well as revenue enhancement, which together makes up the margin equation of profit or margin equals revenue minus costs.

        In addition, Gold Fields is fully committed to sustainable development as well as corporate social investment, in line with the parameters of the Mining Charter. Over the past few years we have spent more than ZAR150m on a wide range of social development and non mining-related job creation schemes all over South Africa, particularly in those communities where people, families live and work.

        Our recent ZAR70m rose export project in the Carletonville area, done in partnership with the IDC, I think is just 1 example of our commitment to job creation in this country.

        I would venture to suggest that these are hardly the signs of a company that believes itself to be in 'harvest mode' in South Africa.

        So therefore in conclusion, the Board of Gold Fields believes that the proposal from Harmony significantly undervalues Gold Fields' high quality portfolio of assets and completely disregards the significant value that has already been created and demonstrably been created from the IAMGold transaction.

        And with that, I will hand it over to questions from the floor.

Willie Jacobsz—Gold Fields Limited—IR

        Operator, we're ready to take questions. Operator?

QUESTION AND ANSWER

Operator

        [OPERATOR INSTRUCTIONS]. And your first question comes from Alan Cooke (ph) with Medcore (ph) Securities. Please proceed, and stand by for 1 moment.

Alan Cooke—Medcore Securities—Analyst

        We only caught the conclusion of your presentation, before you guys went into Q&A. So we've missed, I think the bulk of the call this morning.

Ian Cockerill—Gold Fields Limited—CEO

        I apologize, Alan, and I don't quite know what went wrong there. I think, operator? Operator?

Operator

        Okay Mr. Cooke, are you finished with your question?

Ian Cockerill—Gold Fields Limited—CEO

        Operator?

Operator

        Yes, hello?

Ian Cockerill—Gold Fields Limited—CEO

        Right, look, the majority of people did not pick up the whole presentation. It seems to have been truncated. They only heard the end. What I propose to do is to repeat my side and then we'll go into a Q&A again. So I think I need to repeat the whole presentation. So we'd like to start the presentation again, please.

Operator

        Okay. I apologize sir. You're welcome to start whenever you're ready.

PRESENTATION

Ian Cockerill—Gold Fields Limited—CEO

        Ladies and gentlemen, apologies for the technical glitch there. It would appear as if a number of you didn't hear the whole presentation, so I'd like to go through it again and then we'll get into the Q&As.

        First of all, you will all have seen the Harmony offer yesterday and I hope that you've also seen the response that we issued on behalf of the Gold Fields Board last night.

        But for those of you who have not seen the Sens announcement, basically what we're saying is that Gold Fields is treating this offer by Harmony as a hostile takeover attempt with a negligible premium and it's definitely not a friendly merger. I would like to touch briefly on some of the considerations that have led us to oppose this offer.

        Firstly, based on the Board of Gold Fields' perception of relative fundamental value, the proposed exchange ratio vastly overvalues Harmony's asset contribution to any potential combination.

        The implied premium in the proposal, based on the closing price of Gold Fields' ADRs in New York on Friday the 15th, was 7 percent, not 29 percent as stated. The 29 percent comes from using Harmony's closing price on Friday and a 30-day view 1 for Gold Fields. Now it is quite normal in a hostile to use the closing price of both target and bid company on the previous day prior to the bid.

        And if one looks at the implied premium based on current trading levels, the premium is even lower, at around about 2.5 percent.

        Secondly, Harmony has stated that its proposal is going to be subject to Gold Fields not proceeding with the proposed merger of its international assets with IAMGold. Now the Board of Gold Fields continues to firmly believe that the IAMGold transaction is in the best interests of shareholders as it provides an international platform for aggressive growth and full access to the international debt and capital markets, unencumbered by any foreign exchange control limitations.

        It unlocks the intrinsic value of Gold Fields' international assets and places control of this global growth vehicle firmly in South African hands. Because with a 70 percent stake in Gold Fields International, management controls the Board as well as the cash flows of the new company.

        Now the feed through value of Gold Fields' international assets has increased by more than $0.5b since the announcement of the IAMGold transaction on August 11 until the close of business on Friday, October 15.

        We acquired IAMGold through a reverse takeover and paid only an 11.2 percent premium for control of that company. And bearing in mind most control premiums that people usually pay, this is a very low level of premium to get control of that North American listed entity. We received IAMGold's highly priced North American Paper in return for our international assets, with Gold Fields ending up with 70 percent of the new combined entity.

        Now prior to the transaction, our international assets were valued at 1.1 times NAV, exactly as stated in the Harmony book. And that's why we wanted to do the transaction, to unlock the value that we believe was not being attributed to those assets in our share price.

        We injected our assets into IAMGold on an NAV-to-NAV basis in return for higher rated stock, which instantly valued our assets going in at a 1.7 times NAV. And that is marginally above the peer group that we showed in the presentation that we gave on August 11.

        When the transaction was announced, the feed through value of our international assets going into the company was thus $2.1b. The implied market cap of Gold Fields International, using IAMGold as a property, at the close of business on Friday, October 15 was $2.8b, clearly demonstrating the increase in value. And I think somewhat negating the comments that there was a value leakage.

        The last point that I'd like to make is the one of the accusation of putting—Gold Fields putting the South African assets into harvest mode. I think this is entirely wrong.

        Over the last year Gold Fields spent more than ZAR870m in CapEx at our South African operations. In comparison, Harmony did something just over the order of ZAR700m, their total of their South African operations. Over the past 5 years Gold Fields has spent more than ZAR4.8b on its South African assets, essentially to complete the main long life shafts, to modernize our metallurgical facilities, to improve environmental conditions underground, and to increase the development rate, particularly on our new shafts. In addition, we potentially have ZAR10b worth of capital development projects in the pipeline in South Africa alone.

        We've continued with our development strategy at all of our operations to build our ore reserve flexibility. When I joined Gold Fields back in 1999, we had an ore reserve situation at some of our lines of no more than 6 to 12 months. This was clearly unsustainable and we began a period of sustained increase in development, development rates. And today, we sit at a point where despite increases in volumes coming out from some of our operations, we still stand with—we now stand with over 20 months of developed ore reserves at all of our principal shafts. I hardly think that that shows that we are eating into our mining flexibility.

        In South Africa, we've invested in the past year alone more than ZAR130m in the training and the development of our people. All this is being done whilst having our eyes firmly on cost control. Our Rand per kilogram cost performance over the last year has been flat, whilst that of Harmony's has been on a rising trajectory.

        Our South African cash cost is at ZAR73,000 a kilogram, and over the past few months we've demonstrated to the market how we are going to get that to below ZAR70,000 a kilogram. However, our focus is not simply on cost reduction. We believe that profitability comes from an equal focus on the revenue line. And our strategy therefore is not focused solely on cost reduction, but a balanced focus on cost management as well as revenue enhancement, which together is going to drive the margins of this business. And that, ladies and gentlemen, is really the Project 500 that we've been talking about over the balance (ph) of the last year.

        In addition, Gold Fields is fully committed to sustainable development as well as the corporate social investment side that is so important here in South Africa. Over the past few years we have spent more than ZAR150m on a wide range of social development and non mining-related job creation projects all over South Africa, but particularly in those communities where people and their families live and work.

        Our ZAR70m rose export project in Carletonville, which we have done in conjunction with the Industrial Development Corporation and the Department of Trade & Industry, is just an example of how we're committed to job creation in the mining communities.

        I hardly believe that these are the signs of a company that's in harvest mode in South Africa.

        So therefore, ladies and gentlemen, in conclusion, the Board of Gold Fields believes that the proposal from Harmony significantly undervalues Gold Fields' high quality assets and completely disregards the significant value that will be created from the IAMGold transaction.

        And with that, I will open up to questions.

QUESTION AND ANSWER

Operator

        [OPERATOR INSTRUCTIONS]. And our first question comes from Terence Ortslan. Please proceed.

Terence Ortslan Analyst

        It's Terry Ortslan, Ian, thanks. Just a quick question on the dates. IAMGold dates seem to be quite near, and 1 of the dates given from Harmony and the group expected a legal date for—they superimposed themselves ahead of the IAMGold deal, for instance.

Ian Cockerill—Gold Fields Limited—CEO

        Terry, it's a two-stage offer and their early-stage offer closes on November 26. And if you remember, we send our circular out in early

November on the IAMGold deal to shareholders, and there will be a shareholder vote on the IAMGold transaction in early December.

Terence Ortslan Analyst

        1 week, also a gap in between?

Ian Cockerill—Gold Fields Limited—CEO

        Sorry?

Terence Ortslan Analyst

        There's about a week's gap between their dates and your date for the IAMGold transaction?

Ian Cockerill—Gold Fields Limited—CEO

        Potentially, yes.

Terence Ortslan Analyst

        Okay. And have you had any discussions beyond in the press and this conference call with the group that are making this hostile offer?

Ian Cockerill—Gold Fields Limited—CEO

        The only communication I had with Bernard was on Saturday night. He phoned me at home about 6 o'clock to say that he wanted to send a fax through to me, outlining his offer. That's the only communication I've had with him. I think frankly, both of us have been fairly busy since the offer was announced.

Terence Ortslan Analyst

        Thank you Ian.

Ian Cockerill—Gold Fields Limited—CEO

        Thanks Terry.

Operator

        And the next question comes from Peter Townsend. Please proceed sir.

Peter Townsend Analyst

        Morning Ian. Ian, while I tend to agree with you in terms of the value that's inherent in Gold Fields, I am concerned that the structure of the Harmony offer is going to make it a difficult 1 to ward off. I just have a question in terms of the IAMGold transaction. Is there any way that you can bring forward the vote on that, as 1 way of trying to ward it off?

Ian Cockerill—Gold Fields Limited—CEO

        At this stage, Peter, we're into the normal regulatory processes. The ability to bring that forward, because of the time that the regulatory authorities require and the time that is required both for circulation of circulars to shareholders, would make bringing forward the vote tough. Not impossible, but it would be tough.

Peter Townsend Analyst

        Thanks very much.

Operator

        And the next question comes from Alan Cooke, with Medcore Securities. Please proceed.

Alan Cooke—Medcore Securities—Analyst

        Hi again, Ian. Just 2 questions briefly. Harmony in their presentation questioned going forward Gold Fields' limited ability to pay dividends and continue their dividend policy post the formation of Gold Fields International. Could you talk to that please?

        And then also, have you held any recent discussions with Norilsk Nickel? And is the irrevocable that they've given to Harmony, is that cast in stone or is that a situation that's more fluid?

Ian Cockerill—Gold Fields Limited—CEO

        To answer your first question, Alan, our ability to pay dividends is only dependent upon the profitability of the Company. Simple as that. Bluntly nothing changes, even with the new structure. I think what a lot of people have missed the point with the new structure is that whilst over the past few years we've had a good cash generation out of South Africa, particularly with the higher prices that we've received, a lot of that money was used to fund exploration as well as the expansion projects, both locally as well as internationally. With the formation of Gold Fields International, the need to fund the exploration program as well as any international expansion out of South Africa will fall away. So there, I think you can see there's some potential relief and some margin capability for payment of dividends. So I don't foresee any problems on that score.

        As far as your second question is concerned, the last time I had some discussions with Norilsk was whilst I was at the Denver Gold Conference. Since then I have had no further communication with them. Communications seem to have been 1 way. I've tried to contact them. I have not had any responses. I have also not received any comment from them as to why they decided to take up this Harmony proposal. And as to whether or not the irrevocable is totally irrevocable, I couldn't comment. I simply don't know.

Willie Jacobsz—Gold Fields Limited—IR

        Operator, we're ready for the next question.

Operator

        The next question comes from Reginald Dimana (ph) with BJM Securities. Please proceed.

Reginald Dimana—BJM Securities—Analyst

        Good morning Ian. I just want to find out here, there's speculation in the media that Mvelaphanda might as well be in support of the Harmony proposal—proposed offer. Can you just maybe elaborate whether they're on your side or they're supporting the Harmony offer?

        And the second question is—in terms of your larger institutional shareholders, do you have any indication of the sort of support that you might be having from them? Are there any sort of institutions that you think might be happy about the proposal that Harmony's putting on the table?

        Thank you.

Ian Cockerill—Gold Fields Limited—CEO

        Reginald, as far as Mvela is concerned, you will know that there are 2 Mvela representatives on our Board. There was unanimous support from all directors to reject the offer. So I think that in itself gives you an indication of where they are. And Tokyo has given me his personal assurance that he's on side with Gold Fields. So I think that sort of puts to bed any negative speculation as to where Mvela may or may not be.

        As far as support from shareholders is concerned, all I would—can really tell you is just doing a straw poll of shareholders, and bear in mind that our largest shareholder base comes out of North America now. And the general sense coming out from North America is 1 of concern, in some instances almost bordering on anger that this interference has taken place. Principally because there is a concern that it's distracting people from doing what they should be doing, and that's really driving value and making their assets work for shareholders rather than being occupied with defense or bid strategies.

        A general sense from many people who own both Gold Fields and Harmony stock, of a concern about what does this mean. A real concern of potential value destruction across the board. That seems to be coming through loud and clear. I think at this stage people are—and I think quite sensibly—remaining neutral. We—I think they're waiting to see what comes out. You don't normally make a response on your first—on the first day. I think sensible investors listen to all sides of the argument and then they make their call.

Reginald Dimana—BJM Securities—Analyst

        Ian, can I just ask a last question please?

Ian Cockerill—Gold Fields Limited—CEO

        Sure.

Reginald Dimana—BJM Securities—Analyst

        Do you think that maybe we are likely to see some other bids or offers by the other major—the Newmont and other big producers, as a result of this?

Ian Cockerill—Gold Fields Limited—CEO

        For Gold Fields?

Reginald Dimana—BJM Securities—Analyst

        For Gold Fields, yes, yes.

Ian Cockerill—Gold Fields Limited—CEO

        Well, I think it's unlikely. It's not impossible. I mean, let's be quite clear about that. But at this stage I certainly have not picked up any indication that someone's likely to come heading in over the hills, as it were. Not impossible, but at this stage I have no indication that that may take place.

Reginald Dimana—BJM Securities—Analyst

        Okay. Thank you.

Operator

        And the next question comes from Lee Dunlop (ph) with Cargill Investor Services. Please proceed.

Lee Dunlop—Cargill Investor Services—Analyst

        Good afternoon. It's morning there, I see. Still, it's Lee Dunlop from Cargill. I just wanted to clarify in terms of the merger or the proposed takeover, is your case basically going to revolve around the value shareholders will receive if the merger does not go ahead? Or will you be exploring other means such as legal, or you could acquire Harmony shares yourself to block their EGM? To what extent are you exploring other means to, I guess, frustrate Harmony with their acquisition?

Ian Cockerill—Gold Fields Limited—CEO

        Well, I think the very fact that we have decided to reject the bid should give you a very fair indication that as we speak our advisers are looking at all ways to put together a very sound and solid defense strategy. What that strategy is, clearly I'm not going to tell you at this stage. But the important point is that our strategy is going to be based on driving home where is the best value inherent for shareholders in Gold Fields. That is what—that will be the principal driving parameter that we will look for in our defense strategy.

Lee Dunlop—Cargill Investor Services—Analyst

        Could you move the record date for your shareholders in the EGM back before the closing of Harmony's early settlement offer?

Ian Cockerill—Gold Fields Limited—CEO

        I can't comment on that.

Lee Dunlop—Cargill Investor Services—Analyst

        Okay. Thank you.

Operator

        And the next question comes from Puto Agari (ph) with UBS. Please proceed.

Puto Agari—UBS—Analyst

        Good morning Ian. My question is relatively simple. Have you looked at bidding for Harmony in the recent past and is this something that you will specifically consider in the near future?

Ian Cockerill—Gold Fields Limited—CEO

        No.

Puto Agari—UBS—Analyst

        Thank you very much.

Ian Cockerill—Gold Fields Limited—CEO

        That was brief and to the point.

Operator

        [OPERATOR INSTRUCTIONS]. And our next question comes from Thomas Nienaber with Lehman Brothers. Please proceed.

Thomas Nienaber—Lehman Brothers—Analyst

        Good morning gentlemen. 2 questions. 1 is could you just briefly reflect on the reasons for you not talking to your key shareholder in order prior to the IAMGold transaction?

        And secondly—could you answer that 1 first, perhaps?

Ian Cockerill—Gold Fields Limited—CEO

        Yes. I've actually spoken about this on several occasions. We said that for corporate governance purposes we clearly are not allowed to talk to 1 set of shareholders above anyone else with specific details about any transaction. However, there was ongoing dialogue with Norilsk even from the day that they first came into the Company, where we articulated what our growth strategy was. They saw a lot of the—

Unidentified participant

        [Inaudible] Norilsk find the other deal better, why shouldn't other shareholders?

        And then for wrap question, that is if—no, it's fine. The current transaction under Harmony or the Harmony offer more attractive. Why wouldn't other shareholders?

Ian Cockerill—Gold Fields Limited—CEO

        Sorry, I'm—I'm not—I didn't—I hadn't finished my question, and I've got another question coming. I seem to be talking to 2 people at once here. I was actually trying to answer Thomas' question and you asked me, Thomas, why we hadn't spoken to Norilsk. The fact is that there was ongoing dialogue with Norilsk prior to the IAMGold transaction. There was a discussion with Norilsk representatives in London, outlining in broad terms what we were attempting to do, but nothing specific because that would have been inappropriate and against corporate governance. That is why there wasn't anything specific spoken to Norilsk ahead of the time.

        You had a second question?

Thomas Nienaber—Lehman Brothers—Analyst

        Yes. Based on that, why was Harmony able to do that and you were not?

Ian Cockerill—Gold Fields Limited—CEO

        Why were they able to talk to Norilsk?

Thomas Nienaber—Lehman Brothers—Analyst

        Yes. And get their undertaking. You say you couldn't because of corporate governance—

Ian Cockerill—Gold Fields Limited—CEO

        [Inaudible] aware they were already an insider. So there was not the same corporate governance issues that there was between ourselves and Norilsk.

Thomas Nienaber—Lehman Brothers—Analyst

        Right. And if Norilsk thinks the offer of Harmony is attractive to undertake its 20 percent stake, why wouldn't other shareholders?

Ian Cockerill—Gold Fields Limited—CEO

        I think you would have to look at each—the set of circumstances that each individual investor would look at. Each individual investor has to look at what at their long-term objectives, what is their strategy, and they will make the call. So it would vary, I guess, from investor to investor.

Thomas Nienaber—Lehman Brothers—Analyst

        Okay. And just a last question. Would you have accepted at a higher level, that mainly valuation has driven your rejection of the offer?

Ian Cockerill—Gold Fields Limited—CEO

        I think there's a variety of issues. I think the offer completely changes the strategy that Gold Fields has already put in place. And I think it's—whilst value is clearly important and it's value that drives the issue for our shareholders, it would completely change the strategy that Gold Fields has laid out quite coherently over the past year. And on that basis, it's a question both of value as well as strategic direction of the Company that makes us feel that this overall from Harmony is not in the best long-term interest of our shareholders.

Thomas Nienaber—Lehman Brothers—Analyst

        I understand. Do you intend to let your shareholders decide or you say you're putting in place a defense strategy with them with appointed advisers? Or will you let maybe offers run in parallel and let the shareholders decide whether they intend to vote for the IAMGold transaction at your EGM?

Ian Cockerill—Gold Fields Limited—CEO

        I think once the—I think our strategy going forward will become quite obvious with our actions over the next day or so.

Thomas Nienaber—Lehman Brothers—Analyst

        Okay. Thank you. Thank you very much indeed.

Ian Cockerill—Gold Fields Limited—CEO

        Thank you.

Operator

        And the next question comes from Moneed Ishmael (ph) with Deutsche Securities. Please proceed.

Moneed Ishmael—Deutsche Securities—Analyst

        Morning, Ian; morning Willie. Just a quick question. I understand that this has happened quite quickly, so you probably haven't had enough time to sort of consider these things. But have there been discussions with the Reserve Bank and government on this issue? That's the first question.

Ian Cockerill—Gold Fields Limited—CEO

        Moneed, are you saying have there been discussions with the Reserve Bank from us on the issue?

Moneed Ishmael—Deutsche Securities—Analyst

        Yes, with you and possibly any response from the DME, the Department of Minerals and Energy, with regards to what's their feeling on Harmony's proposition.

Ian Cockerill—Gold Fields Limited—CEO

        I had a telephone conversation with the DME yesterday, but I've had no sort of feedback from them and there's certainly been no discussion with the Reserve Bank at this stage.

Moneed Ishmael—Deutsche Securities—Analyst

        The second 1—and this is probably a more difficult 1—but assuming that Harmony fails in its efforts, you're left with quite an angry shareholder on your register. Any comment on that, Ian?

Ian Cockerill—Gold Fields Limited—CEO

        No, because they've made their call and we're all entitled to make our own judgments. We'd have to—we'd have to deal with that situation as and when it arose.

Moneed Ishmael—Deutsche Securities—Analyst

        All right. Thank you.

Operator

        And the next question comes from Alan Cooke with Medcore Securities. Please proceed sir.

Alan Cooke—Medcore Securities—Analyst

        Hi again, Ian, another 1, sorry. Harmony had or made some interesting comments to cost savings at Gold Fields, were they to be successful. And quite bold ones at that, because what they've said is that they could effect unit cost reductions of at least 15% at the South African mines, and that's over and above your current efficiency initiatives like Project 500, etc. Could you talk to that? It just seems—it just seems to be quite a big number considering that you guys are making good progress with cost containment at the moment.

Ian Cockerill—Gold Fields Limited—CEO

        Well, it is. I mean, I'm not saying I think it's a bold statement they've come up with. Frankly we've scratched our heads to see where an additional 15% could come out on top of what we're doing. I think the—they speak glibly about closing head office and that will save it. Well, you know our head office costs are ZAR140m a year. So there's still going to be a hell of a shortfall. Where's the rest of that money going to come from? Will it come from job cuts? I don't know. But there's clearly—my concern would be based upon what I said earlier, that if you take costs out you've got to be very careful that when you take costs out you show some short-term savings that you don't irreparably impair the long-term sustainability of your operations.

        And at the end of the day, some of the numbers that have been shown yesterday referred more to costs to come and reductions in costs to come. Well, you know, that's all well and good but frankly you don't sell tons, you sell kilograms. And it's your cash cost and your total cash cost per kilogram produced that makes you money, and that is where I think over the past 12 months Gold Fields has demonstrated.

        We said that we were to move away from our higher volume, lower grade scenario, and we were going to go back to the more quality mining. We said that we would reverse our grades. We've put our grades back in line with long-term life of line grades. We've maintained a flat cost per kilogram over the year in South Africa, and that's on the back of some very high cost increases, which is both labor as well as administered price increases.

        So to say that Gold Fields is incapable of good quality cost management, when under the same circumstances Harmony's comparable performance has not been as good as ours, I think again gives a bit of a lie to the fact that the Gold Fields operational team is incapable of doing a good job.

Willie Jacobsz—Gold Fields Limited—IR

        Operator, we're ready for the next question.

Operator

        The next question comes from Leon Esterhuizen with Investec Securities. Please proceed.

Leon Esterhuizen—Investec Securities—Analyst

        Hi Ian, hi guys. Just allow me to play a bit of devil's advocate here. Just in terms of the Harmony offer on the table, I hear you saying that that's not a real premium in the Harmony bid, but should the Gold Fields share price pick up and has picked up on the Harmony offer significantly more than we saw the Gold Fields share price trading at in terms of the IAMGold deal that's on the table. Does that not necessarily imply that there's value to be had there for Gold Fields shareholders?

Ian Cockerill—Gold Fields Limited—CEO

        No, I think, Leon, if you look at the—what happened to the Gold Fields share price prior to the announcement of IAMGold, there was a significant uptick in the Gold Fields share price from the week before the announcement of the IAMGold deal. It then lifted up. No doubt since then, I think Harmony's clawed some of its way back. I think what you're seeing now is characteristic of a normal sort of arbitrage opportunity in what is a bidding environment. I would have expected our share price to go up.

        But the fact is that if one looks at what has been the value accretion on the IAMGold share price, it's certainly gone up and that is the proxy for Gold Fields International. And as such, you know it's that irrefutable evidence of actual value creation already, not potential value creation that may or may not come in the future.

Leon Esterhuizen—Investec Securities—Analyst

        Right. Just a second question too, please. When you talk about the high quality assets in Gold Fields relative to the lower quality assets in Harmony, I just look at the margins in the past quarter and even though you've got significantly higher-grade assets, the 2 companies both run at very close to zero margin on the South African operations, cash margin that is. So is the high-quality assets not just a red herring?

Ian Cockerill—Gold Fields Limited—CEO

        No, I mean, our cash operating cost in South Africa for our South African operations is ZAR73,000 a kilogram. The price received last quarter was ZAR84,000 a kilogram. You know, there's a clear ZAR10,000 per kilogram operating margin. You know, you don't have that same level of operating margin on the Harmony assets.

Leon Esterhuizen—Investec Securities—Analyst

        Okay. And then just a final 1, please. You made the point that you don't think it's in the longer-term interest of Gold Fields shareholders to be going for the Harmony bid. Can you just elaborate what you mean when you say that it's not in the interest of—in the longer-term interest? What is it that concerns you?

Ian Cockerill—Gold Fields Limited—CEO

        You know, we are as devoted and as committed to South Africa as Harmony is. This perception that the creation of Gold Fields International means an exit strategy from South Africa, we said that the creation of the global growth vehicle means that you have an aggressive growth opportunity in the—in Gold Fields International. Which is firmly in the hands of the South African domiciled Company. What we are left with in South Africa is a high-quality asset base, which is now well capitalized and well set up to begin to deliver. We've put a lot of investment in these assets over the past few years. I would not like to see that transferred to other people at a price that does not represent the huge optionality that exists in that asset base. I think Gold Fields shareholders should have the right to do that.

        And I think, you know, there is clearly a difference in the franchise of Gold Fields and Harmony. Our franchise is 1 of buying into long-life high-quality operations that we're prepared to invest in for the longer term. We don't take—don't take our costs lightly. We accept that occasionally we have to invest money in the short term, and we're prepared to do that. And I think that's evidenced by the American capital that we've put into these operations and have done over the past few years, and I'm not convinced that Harmony would necessarily invest as much in these assets as we do. And frankly if one looks at the international track record of Harmony, one has to say it's been less than stellar. Whereas our international track record is particularly good.

Leon Esterhuizen—Investec Securities—Analyst

        All right. Thanks.

Operator

        And the next question comes from Patrice Rassou with Old Mutual. Please proceed.

Patrice Rassou—Old Mutual—Analyst

        Ian, hi. I just wanted a quick question about IAMGold deal. Firstly, can you just clarify whether it's true that with 25 percent of the vote going against the transaction that deal will fall through?

        And secondly, what do you intend to do if that's actually the case?

Ian Cockerill—Gold Fields Limited—CEO

        Patrice, the IAMGold transaction requires a simple majority of 50.1 percent, not 75 percent.

Patrice Rassou—Old Mutual—Analyst

        Okay. That's that. Thank you.

Ian Cockerill—Gold Fields Limited—CEO

        That's the issue.

Willie Jacobsz—Gold Fields Limited—IR

        Next question please.

Operator

        And our next question comes from Steve Shepherd with JP Morgan. Please proceed sir.

Steve Shepherd—JP Morgan—Analyst

        Morning Ian. Just on the balance sheet, could you just remind us what the balance sheet of the Group, what the position is locally and offshore? And I'm thinking particularly about the statement that was made by Harmony yesterday that you are exporting $400m. Thank you.

Ian Cockerill—Gold Fields Limited—CEO

        Steve, the—I think the—I can't remember the exact figures as of the June quarter. I think it was—we had something like—it's 4.1b there, of which there was about 1.5b was in the local Company and the balance was offshore. But this was offshore—sorry, it was 1.8b locally and the balance was offshore. So the thought that this was money exported out of South Africa, again is a complete distortion of the truth. It would not have been allowed, because of the reserve thing.

        This was money, the 400-odd million dollars that was referred to in Harmony's statement, was money that was already sitting on the offshore balance sheet. It was the proceeds from the capital raising that took place late last year, as well as crude cash flows from the operations. So it was money that was offshore already, it was not part of the South African balance sheet. We consolidate obviously back to a GSL level, but there's absolutely not 1 single rand or cent that was exported out of South Africa, as has been intimated.

Steve Shepherd—JP Morgan—Analyst

        Thank you for that, Ian.

Willie Jacobsz—Gold Fields Limited—IR

        Next question, operator.

Operator

        The next question comes from Reginald Dimana with BJM Securities. Please proceed.

Reginald Dimana—BJM Securities—Analyst

        Ian, there was a statement made regarding the Arctic Platinum Project, that your Chairman having said that it's a very good project and could possibly become 1 of the biggest projects in your portfolio. And yet in terms of the valuation in the IAMGold deal it was not reflected in that. Can you please comment on that? That's the first question.

Ian Cockerill—Gold Fields Limited—CEO

        Well, the simple answer to your question is of course it was reflected in the transaction. It actually went across at around—if my memory serves me correctly, it's part of the whole portfolio. It went across at well over $200m worth of value. And bearing in mind, you know, that we've only spent about $50m on it and we still own 70 percent of it, I think that's a pretty good return.

Reginald Dimana—BJM Securities—Analyst

        Thanks. And the second question is, I mean, obviously 1 of the things that make your Company very attractive, apart from the mines that you have, is the healthy cash pile that you're sitting on. And now as part of your defensive strategy, would you look at something like a special dividend perhaps, or something like that? That's what I'm interested in. Thank you.

Ian Cockerill—Gold Fields Limited—CEO

        At this stage that's not part of our strategy, simply because, as we've said at the time that money came in, that money has been earmarked for the funding of our capital programs. We'd rather reinvest that money into the business to give shareholders long-term value accretion, rather than to just pay off in what's effectively a split dividend.

Reginald Dimana—BJM Securities—Analyst

        Thank you.

Ian Cockerill—Gold Fields Limited—CEO

        And frankly, a lot of that money is being reinvested in South Africa, if you look at our capital programs. If you think of the potential project pipeline, you know, there's no shortage of homes for that money.

Willie Jacobsz—Gold Fields Limited—IR

        Operator, you can let us have the next question.

Operator

        The next question is a follow up from Thomas Nienaber with Lehman Brothers. Please proceed.

Thomas Nienaber—Lehman Brothers—Analyst

        Yes. A brief question. You mentioned earlier that your main shareholders are based in the U.S. now. And then on the other hand you put the emphasis on the Company being strongly in or firmly in South African hands. How does that play together?

Ian Cockerill—Gold Fields Limited—CEO

        Very simple. The North American investment community is acutely aware that an investment in something like Gold Fields, with its high-quality asset base and its increasingly diversified portfolio of assets, is a very cost-effective entry into the gold business. And I think certainly since our listing in the U.S., back in May 2002, what we've seen is an increasing migration of the shareholder base away from Southern Africa and into the U.S. and Europe. And I think it's simply a reflection of the North American investor community recognizing value when they see it.

Thomas Nienaber—Lehman Brothers—Analyst

        And would you mind briefly—I think that's probably helpful for the shareholders in general—bridging the Harmony offer to the IAMGold offer in terms of value proposition? I think that question was raised differently earlier. The offers are very different in what they propose.

Ian Cockerill—Gold Fields Limited—CEO

        Yes. Sorry, Thomas, I didn't catch the first part of your question.

Thomas Nienaber—Lehman Brothers—Analyst

        No. If you could contrast or bridge the value proposition from IAMGold versus Harmony.

Ian Cockerill—Gold Fields Limited—CEO

        The—I guess the fairest way to assess that is to ask yourself where do you think most value is going to come from. Is most value going to come from just cutting costs in South Africa, which is the Harmony proposal? Or is it going to come from doing that which we at Gold Fields have already said we're going to do, and continuing to grow the international portfolio. And we think it's a combination of both that is going to do that, rather than just looking at trying to cut costs in South Africa.

        And then ask yourself, as a shareholder or an owner of Gold Fields paper, would you want to take Harmony paper, which is now clearly after this deal going to be subject to a massive dilution and is not necessarily backed by the same level of quality assets that you have in Gold Fields. I think that's—that is the fundamental question for Gold Fields shareholders, and that's why as a Board believe that the all share offer from Harmony is not an attractive alternative to the—you know, to what we've already got on our plate.

Thomas Nienaber—Lehman Brothers—Analyst

        Thank you very much.

Operator

        And the next question is a follow up from Alan Cooke with Medcore Securities. Please proceed.

Dave Kiloleet—Medcore Securities—Analyst

        Hi, it's actually Dave Kiloleet (ph) from Medcore Securities. I wonder—we now know that Norilsk doesn't like the IAMGold transaction. Have you had indications before this or even since the offer from other shareholders, what their view would be? Because this whole thing does hinge a little bit on that.

        And secondly, Bernard made the point to the presentation yesterday that you were—Gold Fields was under-represented on the IAMGold Board. Could you comment on that as well please?

Ian Cockerill—Gold Fields Limited—CEO

        Dave, on the—on the issue of shareholder support for the IAMGold deal, I think even today the shareholder support—the whole (ph) shareholder support for the IAMGold deal is unchanged from what it was prior to this bid being announced. We've said all along that we had not heard IAMGold's response, official response—sorry, Norilsk's response. As far as most other of our majority shareholders are concerned, they like it because they like the strategic imperative that it brings. They recognize that it has unlocked significant value that was trapped within Gold Fields. They've accepted that there was a modest premium actually paid, but they think that that modest premium was worth the price, bearing in mind the longer-term potential of that company.

        When it comes to the under-representation on the Board, again I think there was a little bit of a distortion of the facts. The Gold Fields International Board will have 10 nominees, 7 of which will be Gold Fields Limited nominees. Of the 7, and I think the 2 that was referred to in the Harmony presentation, is clearly myself and Nick Holland, as executives of Gold Fields Limited going onto the Gold Fields International Board. Of the other 5, you have 3 directors stepping down from the Gold Fields Limited Board going onto GSI. And there will be 2 further nominees from Gold Fields—2 further Gold Fields Limited nominees that were still to be announced.

        So 7 out of 10 I think is a good representation, and if the question is yes, that the 5 who are not employees of Gold Fields Limited and, you know, have their responsibilities to Gold Fields International, it still leaves Nick and I holding 70 percent of the vote. So to say, you know—I think that 70 percent of a company vote means that you have effective control. So I'm not quite sure where the argument comes from, that there's insufficient representation or control of that Board. It's simply not the truth.

Willie Jacobsz—Gold Fields Limited—IR

        Operator, we will take 2 more questions and then conclude the call.

Operator

        Thank you. The next question comes from Duzi Nuruzu (ph) with Talita (ph). Please proceed.

Duzi Nuruzu—Talita—Analyst

        Hi. This is Duzi Nuruzu from Talita. Do you think your response would have been different had the approach been friendlier from Harmony? Question number 1.

        And secondly, if you were to be rated as a much larger major, where you could foreseeably see a better rating attaching to a merged Harmony-Gold Fields company, and could that not allow you to follow international expansion at a much lower cost of capital?

Ian Cockerill—Gold Fields Limited—CEO

        Duzi, clearly any approach that started off in a friendly way rather than a very hostile way from yesterday makes life a lot easier. So of course, Gold Fields always has been and always will be into the future, open to ideas and suggestions that comes to it. But certainly the approach that was taken yesterday makes life very difficult and I think very difficult for all sides.

        As far as looking at the rating, linked to size, my own view is that that's a bit of a fallacy. The rating of a company is not just linked to its size, because the last thing you want to be is the world's largest marginal producer, because then you become the swing (ph) producer. It's about quality of earnings at the end of the day, which is the most important side. And I don't think that size for size's sake is so important. What's more important is to have something of a reasonable size that does appear on investment radar screens and affords you the opportunity to take advantage of capital markets because you are a favored investment.

        So I don't think size for size's sake is necessarily a good thing. And in fact I'm not saying that just today, I've been consistent in saying that.

Duzi Nuruzu—Talita—Analyst

        Thank you.

Willie Jacobsz—Gold Fields Limited—IR

        Operator, can we take the last question now, please?

Operator

        And there are no further questions at this time sir.

Ian Cockerill—Gold Fields Limited—CEO

        Good. Well, thank you all very much indeed. I've enjoyed the interaction. There's been some excellent questions and I hope it certainly gives you a better understanding of where we're coming from. And if any of you would like to log in again, we will be doing a further teleconference call at 4 o'clock Johannesburg time this afternoon.

        With that, thank you all very much indeed. Goodbye.

Operator

        Thank you for your participation in today's conference. This does conclude the presentation. You may now disconnect. Good day.

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